Mail Stop 7010


September 16, 2005


Via U.S. mail and facsimile

Curtis S. Shaw, Esq.
Executive Vice President
General Counsel (Americas) and Corporate Secretary
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234-6034

Re:	Celanese Corp.
Registration Statement on Form S-1
Filed August 26, 2005
File No. 333-127902

Dear Mr. Shaw:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Exhibit 99.1 to your 8-K filed May 13, 2005, is a transcript from a conference call regarding first quarter 2005 earnings. On page 7 of the transcript an analyst for UBS asks your
CEO about acetic acid start-ups, including "an expansion in Iran." In light of the fact that Iran has been identified by the U.S. State
Department as a state sponsor of terrorism and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of your past and current contacts, directly or indirectly, with Iran; the materiality to you of your contacts with Iran; and your view as to whether those contacts constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with countries designated as state sponsors of terrorism has recently been adopted by Arizona and Louisiana.

2. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the names of your underwriters and the number of shares to be offered by selling stockholders. Please note that we may have additional comments once you have provided this disclosure.
Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Our internal controls over financial reporting may not be effective.
.. . , page 17
3. The last paragraph of this risk factor does not appear to clearly identify the risks that the company faces. Please clarify the risk that your inability to implement the requirements of Section 404 in a timely manner or with adequate compliance means your controls would in the future be considered ineffective for purposes of Section 404.

We have in the past identified significant deficiencies and material weaknesses in our internal controls. . ., page 17

4. Please revise this subheading to more accurately describe the risks your company faces. For example, we note that your auditors identified the two material weaknesses in a letter dated March 30, 2005. In that regard, it would appear that you did not identify the material weaknesses and that these were fairly recent discoveries. We may have further comment based on your revised disclosure.
5. Please disclose that the material weaknesses led to your company`s conclusion that disclosure controls and procedures were not effective as of March 31, 2005 or June 30, 2005 and the risks that the company faces for having ineffective disclosure controls and procedures and the risks of relying on the financial statements in these reports and future filings. If true, please state affirmatively in your revised disclosure that the two material weaknesses still exist. If so, please also disclose when you expect to remediate these material weaknesses.

6. Please revise to state when the material weaknesses first began and specify the changes made in your disclosure controls and procedures and internal controls over financial reporting as a result of your assessment. For example, we note that you have "endeavored to ensure that adequate time was made available for company personnel to adequately research, document, review and conclude on accounting and reporting matters and to increase accounting resources." What does "endeavored" mean and how have you made adequate time for company personnel? In addition, please disclose whether there have been any material expenditures associated with the improvement of your disclosure controls and procedures and internal controls over financial reporting in this regard. Also, please disclose the impact, if any, on your financial statements related to your second material weakness. We note that with respect to adjustments made to address the first material weakness you state that "[w]e do not believe that these adjustments had any material impact on previously reported financial information." With respect to your second material weakness, you refer only to "adjustments that had to be recorded to prevent our financial statements from being materially misleading." Please explain with more detail in your revised disclosure.

7. Please also explain in more detail what you mean by "limited. .
..
technical accounting resources available to address, complex accounting matters and transactions."

Principal and Selling Stockholders, page 178

8. Please tell us whether any of the entities listed in the selling stockholders table are broker-dealers or affiliates of a broker-dealer. If a selling stockholder is a broker-dealer, the prospectus should state that the seller is an underwriter and you must amend the filing to a form for which you are eligible to do a primary offering.
If a selling stockholder is an affiliate of a broker-dealer, provide the following representations in the prospectus: (1) the seller purchased in the ordinary course of business, and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide these representations, state that the seller is an underwriter.





CELANESE CORPORATION`S
FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Comment applicable to your overall filing

9. Please amend your filing to address comments five, six and seven above, as applicable, related to your company`s material weaknesses in internal controls.





*	*	*	*
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Lesli Sheppard, Senior Staff Attorney, at
(202)
551-3708 with any questions, or in her absence, Chris Edwards, Special Counsel, at (202) 551-3767.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Edward P. Tolley, III
	Igor Fert
	Simpson Thacher & Bartlett LLP
	425 Lexington Avenue
	New York, NY 10017

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Mr. Curtis S. Shaw, Esq.
Celanese Corporation
September 16, 2005
Page 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE